UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007. Commission File Number: 000-50392

TRANSAKT LTD.

Suite 260, 1414 – 8th Street S.W., Calgary, Alberta, Canada, T2R 1J6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.

SUBMITTED HEREWITH

Exhibits

1	News Release Announcing Departure of Director

2	Notice of Change of Auditors dated April 20, 2007 and letters from previous auditors, Daunheimer & Dow LLP and LBB & Associates Ltd., LLP, dated May 10, 2007 and May 11, 2007, respectively, and new auditors Kabani & Company, Inc., dated February 14, 2006, agreeing with the Company’s disclosure in such Notice – All to be filed by amendment to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2007 TransAKT Ltd.

By:___/s/_Mark Fletcher____ Name: Mark Fletcher Title: Director

Exhibit 1

OTCBB: TAKDF	News Release
April 30, 2007

TRANSAKT ANNOUCES RESIGNATION OF DIRECTOR

CALGARY, ALBERTA, April 30, 2007 – TransAKT Ltd. (OTCBB: TAKDF, “TransAKT” or the “Company”) announces that due to personal obligations Leroy Wolbaum has resigned from the Company’s board of directors effective April 27, 2007. The remaining board members sincerely thank Mr. Wolbaum for his involvement with the Company and wish him the best in his future endeavors.

About TransAKT:

TransAKT Ltd. is a global Voice over Internet Protocol (“VoIP”) hardware and network provider for commercial and residential users. The Company's global corporate management team is based in Calgary and Taipei. The Company trades in the U.S. as an OTCBB foreign corporation listing under the ticker TAKDF.

Contact Information:

James Wu, President	(403) 290-1744
Christian Nielsen	(403) 290-1744